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RECEIVED
2006 NOV 13 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

6 November 2006

The U.S. Securities & Exchange Commission
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Room 3099 Office of International Corporate Finance
Mail Stop 3-7
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Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 3 November 2006 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc – Third Quarter and Nine Months Results to 30 September 2006*).

Yours faithfully

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

Dev 11/14

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

RECEIVED

2006 NOV 13 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous
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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	03-Nov-2006 17:34:59
Announcement No.	00069

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc - Third Quarter and Nine Months Results to 30 September 2006
Description	Please see attached announcement released by Millennium & Copthorne Hotels plc on 3 November 2006.
Attachments:	Mill_Results.pdf Total size = **132K** (2048K size limit recommended)

3 November 2006

MILLENNIUM & COPTHORNE HOTELS PLC
THIRD QUARTER AND NINE MONTHS RESULTS TO 30 SEPTEMBER 2006

Millennium & Copthorne Hotels plc today announces third quarter and nine months to 30 September 2006 results together with a trading update. The Group has a portfolio of 105 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

Third quarter highlights

- Revenue up 6.5% to £156.1m (2005: £146.6m), up 9.9% at constant exchange rates
- Hotel operating profit up 9.8% to £28.0m (2005: £25.5m), up 12.0% at constant exchange rates
- Headline operating profit up 14.0% to £29.3m (2005: £25.7m) [1]
- Headline profit before tax up 38.9% to £23.2m (2005: £16.7m) [1]
- Headline earnings per share up 5% to 4.3p (2005: 4.1p) [3]
- Group RevPAR up by 6.5%, up 9.8% at constant rates of exchange
- Sale of long leasehold interests in 3 Singapore hotels and subsequent leaseback gave rise to a £10.1m pre-tax profit, realised £210.6m in cash of which £78.0m was reinvested for a 39.1% stake in a CDLHT[2]
- Results of CDLHT and its impact on the Group have improved profit before tax by £1.3m, excluding the gains on hotel disposals

Nine months highlights

- Revenue up 9.6% to £468.8m (2005: £427.6m)
- Hotel operating profit up 11.6% to £78.2m (2005: £70.1m)
- Headline operating profit up 16.5% to £81.3m (2005: £69.8m) [1]
- Headline profit before tax up 37.2% to £59.0m (2005: £43.0m) [1]
- Headline earnings per share up 25% to 12.4p (2005: 9.9p) [3]
- Group RevPAR up by 9.3% and up by 8.4% at constant rates of exchange with particularly strong performances in the US and Asia with RevPAR growth of 9.6% and 14.1% respectively (at constant rates of exchange)
- Group rate growth of 7.4% reflects success in implementing rate-driven RevPAR strategy

Commenting today, Mr Kwek Leng Beng, Chairman said:

"We have delivered a strong set of results for the third quarter, particularly in London, New York and Singapore. The sale of long leasehold interests in three of our Singapore hotels demonstrates our ability to unlock value and create a platform to accelerate future portfolio growth.

"The Group Chief Executive position has attracted considerable interest from potential candidates. The Nominations Committee is interviewing an impressive selection of applicants and will announce an appointment as soon as possible. The new Group Chief Executive will be appointed from outside the company. In the meantime, Wong Hong Ren is acting as Interim Group Chief Executive and Michael Sengol has been seconded from Asia to be Chief Operating Officer for Europe and Asia.

"The final quarter has begun well with Group RevPAR for the 1st 28 days of October up by 11.6% on a like-for-like basis. Trading for the full year remains in line with expectations that were set in April and the group will also benefit from the additional profits generated by CDLHT in Singapore that are outlined in this quarter's results."

Enquiries:

Robin Lee, Senior Vice President Finance — +44 (0) 20 7872 2444
Millennium & Copthorne Hotels plc

Ben Foster/Charlie Watenphul
Financial Dynamics — +44 (0) 20 7831 3113

[1] Adjusted to exclude other operating income

[2] CDL Hospitality Trusts (a hotel real estate investment trust, newly listed on the Singapore stock exchange)

[3] Adjusted to exclude other operating income (net of tax)

OVERVIEW

Financial headlines

	Third quarter ended 30 September		9 months ended 30 September	
	2006 £m	2005 £m	2006 £m	2005 £m
Revenue	**156.1**	**146.6**	**468.8**	**427.6**
Headline operating profit	29.3	25.7	81.3	69.8
Other operating income[1]	10.1	3.3	10.4	16.1
Other[2]	(1.0)	(1.2)	(3.7)	(3.1)
Profit from operations before interest and tax	**38.4**	**27.8**	**88.0**	**82.8**
Headline profit before tax[3]	23.2	16.7	59.0	43.0
Profit before tax	**33.3**	**20.0**	**69.4**	**59.1**
Headline EPS	4.3	4.1	12.4	9.9
Basic EPS	**8.9**	**4.3**	**17.1**	**12.5**

1. Other operating income represents profit on disposal of operating assets and, for 2005 only, business interruption insurance proceeds
2. Other represents share of interest, tax and minority interests of JV's and associates.
3. Headline profit before tax excludes other operating income

Third quarter overview

For the third quarter to 30 September 2006, the Group recorded a pre tax profit of £33.3m (2005: £20.0m). Hotel gross operating profit margin improved to 36.5% compared to 33.5% in 2005. Headline profit before tax increased by £6.5m to £23.2m (2005: £16.7m). Basic earnings per share increased by 107% to 8.9p (2005: 4.3p) and headline EPS increased by 5% to 4.3p (2005: 4.1p).

Nine months overview

For the nine months to 30 September 2006, the Group recorded a pre tax profit of £69.4m (2005: £59.1m). Hotel gross operating profit margin improved to 34.4% compared 33.1% in 2005. Headline profit before tax increased by £16.0m to £59.0m (2005: £43.0m). Basic earnings per share increased by 37% to 17.1p (2005: 12.5p) and headline EPS increased by 25% to 12.4p (2005: 9.9p).

SUMMARY OF THIRD QUARTER PERFORMANCE

Group RevPAR for the third quarter increased by 9.8% at constant exchange rates. Group occupancies increased by 1.6 percentage points and average rate grew by 7.5%. At constant exchange rates, total hotel revenues increased by £12.7m and hotel operating profit by £2.9m to £28.0m.

The impact of CDLHT's results on the Group has improved profit before tax by £1.3m. Details on CDLHT and its impact on the Group can be found after the summary of operational performance.

Other operating income of £10.1m for the third quarter represents the profit on selling long leasehold interests in three Singapore hotels to CDLHT.

UNITED STATES

New York

RevPAR growth in New York continues to be rate-driven with average rate increases of 8.6% while occupancy has grown by 1.6 percentage points. This has resulted in a RevPAR improvement of 10.7%. GOP margin has increased from 33.6% in Q3 2005 to 35.8% in Q3 2006.

Regional US

Excluding the impact of the Wynfield Hotel which the Group repossessed in December 2005 and the closure of the Four Points Sunnyvale hotel at the beginning of 2006, Regional US's like-for-like RevPAR increased by 8.1% to £40.69 (2005: £37.64). This was the result of a 1.0 percentage point occupancy increase and a 6.7% rate increase. The recovery in the region continues to build upon the momentum that was highlighted at the interim results in August. On an unadjusted basis, RevPAR was up 4.7% to £39.10 (2005: £37.36).

EUROPE

London

London has produced our strongest regional growth in Q3 with RevPAR growing by 20.9% to £81.09, further underlining the city's recovery from the events in July 2005. A strong Farnborough air show and the benefits of the 142 room refurbishment at the Gloucester earlier this year contributed to this performance. This growth was driven by both occupancy and rate. Occupancy increased by 7.8 percentage points to 92.6% (2005: 84.8%) and average rate was up by £8.46 to £87.57 (2005: £79.11).

Rest of Europe

RevPAR increased by 3.3% to £51.44 with occupancy up by 1.3 percentage points to 74.8%, and average rate up 1.5% to £68.77.

Regional UK

RevPAR increased 1.7% to £55.23 through increased rate with a small drop in occupancy.

France & Germany

Our presence in these two countries remains limited to four hotels. RevPAR increased by 7.0% to £45.44 through an occupancy increase of 4.4 percentage points. There was a small reduction in rate of 0.2%.

ASIA

Our rate-led strategy in Asia achieved an increase in average rate of 13.8% to £56.73. Occupancy increased by 1.6 percentage points resulting in RevPAR up 16.1% to £44.70. Our Singapore properties, on a like for like basis with a full three months' trading in both periods, have grown RevPAR by 31.4% driven by occupancy growth and strong rate increases.

NEW ZEALAND

In New Zealand, where we operate under the Millennium, Copthorne and Kingsgate brands, RevPAR has shown a 3.1% decline of £0.72 to £22.75 (2005: £23.47).

INVESTMENT IN CDL HOSPITALITY TRUSTS AND RELATED TRANSACTIONS

Background

The Group announced on 26 May 2006 its intention to sell long leasehold interests in three of its Singapore hotels for a consideration of S$612.2m (£210.6m – see note a) to CDL Hospitality Trusts ('CDLHT'), a hotel real estate investment trust group listed on the Singapore exchange. These hotels were the Orchard Hotel (including the connected shopping centre), M Hotel and Copthorne King's Hotel. On 19 July 2006, the Group completed the sale of these three assets to CDLHT: both Orchard and M Hotels on a 75-year lease and King's for the remaining 61 years of a 99-year leasehold interest. CDLHT also acquired the Grand Copthorne Waterfront Hotel ('GCW'), a Group-managed hotel, from the Group's immediate parent company City Developments Limited for S$234.1m (£80.5m – see note a). CDLHT, in turn, entered into an agreement on 19 July 2006 to lease all four hotels back to the Group and pay a management fee.

The CDLHT float completed on 19 July 2006 with an initial share price of S$0.83. As at the end of September, the share price had increased by S$0.23 to S$1.06. The Group received cash of £210.6m from the disposal of its hotels. To develop a platform to accelerate the Group's portfolio growth and to demonstrate its commitment to CDLHT, the Group re-invested £78.0m for a 39.1% interest in CDLHT. This is classified as an investment in associates. The Group has recorded the effects of the transactions in

these financial results for the third quarter ending 30 September 2006 which include a gain on disposal of £10.1m. Furthermore, this transaction which transformed the Group's ownership structure of these hotels from 100% of 3 hotels to 39.1% of 4 hotels is expected to have a net positive impact on the Group's full year earnings in spite of the dilution in ownership. CDLHT recently announced a strong set of initial results for the period to 30 September 2006. CDLHT's first dividend will be for the period from listing date to 31 December 2006 and will be paid on or before 1 March 2007. Subsequent distributions will be semi-annual.

(a) Exchange rate used: £1 = S$2.907, as at 19 July 2006.

Investment implications

The impact of the Group's investment in CDLHT and related transactions is as follows:

Income statement: The impact at EBITDAR is an additional £1.4m for the period. Additionally, the Group will record its £1.3m share of the REIT operating profit. This is offset by the lease rental costs of £3.1m leading to a net reduction in headline operating profit of £0.4m. Below the headline profit line, however, the reduced notional group interest costs of £1.7m render the investment net earnings enhancing by £1.3m before other operating income.

For 2006 there is a £10.1m pre-tax profit from the sale of long leasehold interests in the three hotels. Income tax expense has reduced by £2.9m primarily due to the release of a deferred tax provision. These numbers are calculated after the deduction of an unrealised pre-tax profit element of £6.6m (£8.8m post-tax profit) representing 39.1% of total profit. This is in line with the Group's accounting policy whereby transactions with associates are eliminated to the extent of the Group's interest in the entity. This unrealised element has been reflected in a comparable reduction of the Group's cost of investment in associates shown in the balance sheet.

Balance sheet: Property, plant and equipment has been reduced by the net book value of the three hotels in which long leasehold interests were sold, to leave relatively minor reversionary interest carrying values from the two freehold hotels disposed (Orchard Hotel and M-Hotel) the net reduction totals £185.7m. Leasehold premium prepayment has also been reduced by £7.6m, being the land element of the remaining long leasehold interest of the Kings Hotel now assigned to CDLHT.

Investments in associates have been: (i) increased by the Group's 39.1% investment in CDLHT of £78.0m which, as noted above, has been reduced by £8.8m of unrealised post-tax profits arising from the sale of the long leasehold interests; (ii) increased by equity accounted CDLHT earnings that have not been distributed by way of dividend and; (iii) reduced by exchange translation differences.

The funds received from the disposal of the hotels to CDLHT, were used to pay down borrowings, thereby reducing net debt.

† Details of CDLHT can be found in its initial public offering document dated 10 July 2006. This document can be accessed via the Singapore stock exchange website www.ses.com.sg which provides details on new listings.

REVIEW AND OUTLOOK

"We have delivered a strong set of results for the third quarter, particularly in London, New York and Singapore. The sale of long leasehold interests in three of our Singapore hotels demonstrates our ability to unlock value and create a platform to accelerate future portfolio growth.

"The Group Chief Executive position has attracted considerable interest from potential candidates. The Nominations Committee is interviewing an impressive selection of applicants and will announce an appointment as soon as possible. The new Group Chief Executive will be appointed from outside the company. In the meantime, Wong Hong Ren is acting as Interim Group Chief Executive and Michael Sengol has been seconded from Asia to be Chief Operating Officer for Europe and Asia.

"The final quarter has begun well with Group RevPAR for the 1st 28 days of October up by 11.6% on a like-for-like basis. Trading for the full year remains in line with expectations that were set in April and the group will also benefit from the additional profits generated by CDLHT in Singapore that are outlined in this quarter's results."

Kwek Leng Beng
Chairman
3 November 2006

Consolidated income statement (unaudited)

for the third quarter and nine months ended 30 September 2006

	Notes	Third quarter ended 30 September 2006 £m	2005 £m	9 months ended 30 September 2006 £m	2005 £m
Revenue	2	156.1	146.6	468.8	427.6
Cost of sales		(64.7)	(64.3)	(204.7)	(189.7)
Gross profit		91.4	82.3	264.1	237.9
Administrative expenses		(65.7)	(58.2)	(191.2)	(173.4)
Other operating income	3	10.1	3.3	10.4	16.1
Group operating profit		35.8	27.4	83.3	80.6
Share of profit of joint ventures and associates		2.6	0.4	4.7	2.2
Analysed between:					
Operating profit		3.6	1.6	8.4	5.3
Interest		(0.1)	(0.3)	(0.9)	(0.8)
Taxation		(0.2)	(0.5)	(0.8)	(0.9)
Minority interests		(0.7)	(0.4)	(2.0)	(1.4)
Profit from operations before interest and tax		38.4	27.8	88.0	82.8
Analysed between:					
Headline operating profit	2	29.3	25.7	81.3	69.8
Other operating income	3	10.1	3.3	10.4	16.1
Share of interest, tax and minority interests of joint ventures and associates		(1.0)	(1.2)	(3.7)	(3.1)
Finance income		1.5	2.9	4.0	6.4
Finance expense		(6.6)	(10.7)	(22.6)	(30.1)
Profit before tax		33.3	20.0	69.4	59.1
Income tax expense	4	(6.3)	(5.0)	(14.5)	(17.6)
Profit for the period		27.0	15.0	54.9	41.5
Attributable to:					
Equity holders of the parent		25.9	12.4	49.6	35.8
Minority interests		1.1	2.6	5.3	5.7
		27.0	15.0	54.9	41.5
Basic earnings per share (pence)	5	8.9	4.3	17.1	12.5
Diluted earnings per share (pence)	5	8.9	4.3	17.1	12.4

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense (unaudited)

for the nine months ended 30 September 2006

	9 months ended 30 September 2006 £m	9 months ended 30 September 2005 £m
Foreign exchange translation differences	(63.8)	55.5
Cash flow hedges: amounts recycled to income statement	-	4.0
Actuarial losses arising in respect of defined benefit pension schemes	-	(2.3)
Taxation credit arising on defined benefit pension schemes	-	0.6
Income and expense recognised directly in equity	**(63.8)**	57.8
Profit for the period	**54.9**	41.5
Total recognised income and expense for the period	**(8.9)**	99.3
Attributable to:		
Equity holders of the parent	(3.5)	87.4
Minority interests	(5.4)	11.9
Total recognised income and expense for the period	**(8.9)**	99.3

Consolidated balance sheet (unaudited)
as at 30 September 2006

	Notes	As at 30 September 2006 £m	As at 30 September 2005 £m	As at 31 December 2005 £m
Non-current assets				
Property, plant and equipment		1,649.1	1,868.2	1,943.4
Lease premium prepayment		74.5	78.9	80.8
Investment properties		45.0	46.3	48.0
Investments in joint ventures and associates		97.5	27.2	29.0
Loans due from joint ventures and associates		25.6	24.5	26.3
Other financial assets		2.5	2.8	2.2
		1,894.2	2,047.9	2,129.7
Current assets				
Assets held for sale		-	9.2	-
Inventories		4.3	4.1	4.4
Development properties		63.8	81.2	48.5
Lease premium prepayment		1.5	1.0	1.0
Trade and other receivables		66.2	65.6	53.2
Other financial assets		5.5	4.3	5.9
Cash and cash equivalents		134.6	90.4	104.6
		275.9	255.8	217.6
Total assets		2,170.1	2,303.7	2,347.3
Non-current liabilities				
Interest-bearing loans, bonds and borrowings		(368.6)	(515.3)	(530.1)
Employee benefits		(16.0)	(17.0)	(16.0)
Provisions		(1.4)	(1.7)	(1.6)
Other non-current liabilities		(6.9)	(6.0)	(6.8)
Deferred tax liabilities		(228.3)	(228.7)	(239.9)
		(621.2)	(768.7)	(794.4)
Current liabilities				
Interest-bearing loans, bonds and borrowings		(62.4)	(82.2)	(54.9)
Trade and other payables		(115.9)	(111.1)	(100.3)
Provisions		(0.4)	(0.4)	(0.4)
Income taxes payable		(14.5)	(21.3)	(19.5)
		(193.2)	(215.0)	(175.1)
Total liabilities		(814.4)	(983.7)	(969.5)
Net assets		1,355.7	1,320.0	1,377.8
Equity				
Total equity attributable to equity holders of the parent		1,235.8	1,194.8	1,250.3
Minority interests		119.9	125.2	127.5
Total equity	7	1,355.7	1,320.0	1,377.8

Consolidated statement of cash flows (unaudited)

for the third quarter and nine months ended 30 September 2006

	Third quarter ended 30 September 2006 £m	2005 £m	9 months ended 30 September 2006 £m	2005 £m
Cash flows from operating activities				
Profit for the period	27.0	15.0	54.9	41.5
Adjustments for:				
Depreciation and amortisation	8.5	10.5	26.6	28.0
Share of profit of joint ventures and associates	(2.6)	(0.4)	(4.7)	(2.2)
Profit on sale of property, plant and equipment	(10.1)	(3.3)	(10.4)	(3.3)
Employee stock options	0.1	0.3	0.5	0.5
Finance income	(1.5)	(2.9)	(4.0)	(6.4)
Finance expense	6.6	10.7	22.6	30.1
Income tax expense	6.3	5.0	14.5	17.6
Operating profit before changes in working capital and provisions	34.3	34.9	100.0	105.8
(Increase)/decrease in inventories, trade and other receivables	(20.4)	5.4	(21.9)	(14.4)
Decrease/(increase) in development properties	1.9	(7.9)	3.5	(20.4)
Increase/(decrease) in trade and other payables	10.8	(4.3)	13.5	(4.6)
Decrease in provisions and employee benefits	-	(0.5)	(0.2)	(0.3)
Cash generated from operations	26.6	27.6	94.9	66.1
Interest paid	(8.1)	(9.3)	(24.6)	(26.1)
Interest received	5.3	1.3	9.2	4.5
Income taxes paid	(5.3)	(5.0)	(13.9)	(10.6)
Net cash from operating activities	18.5	14.6	65.6	33.9
Cash flows from investing activities				
Proceeds from sale of property, plant and equipment, investment properties and assets held for sale	210.6	10.3	210.8	16.3
(Investment in)/proceeds from disposal of financial assets	3.3	(0.4)	(1.4)	(0.2)
Proceeds from disposal of joint venture	1.8	1.1	4.1	6.4
Increase in investment in joint ventures and associates	(78.0)	-	(78.0)	-
Acquisition of property, plant and equipment	(15.8)	(8.5)	(29.8)	(22.4)
Net cash from investing activities	121.9	2.5	105.7	0.1
Balance carried forward	140.4	17.1	171.3	34.0

Consolidated statement of cash flows (unaudited) (continued)

for the three months and nine months ended 30 September 2006

	Third quarter ended 30 September		9 months ended 30 September	
	2006 £m	2005 £m	2006 £m	2005 £m
Balance brought forward	**140.4**	17.1	**171.3**	34.0
Cash flows from financing activities				
Proceeds from the issue of share capital	**1.3**	0.4	**1.8**	1.8
Repayment of borrowings	**(125.3)**	(261.6)	**(203.9)**	(379.1)
Drawdown of borrowings	**-**	243.3	**80.7**	372.0
Payment of finance lease obligations	**(1.0)**	(0.9)	**(2.0)**	(1.8)
Loan arrangement fees	**-**	(1.1)	**(0.6)**	(1.4)
Dividends paid to minorities	**-**	-	**(2.2)**	(2.1)
Dividends paid to equity holders of the parent	**-**	-	**(7.3)**	(29.8)
Net cash from financing activities	**(125.0)**	(19.9)	**(133.5)**	(40.4)
Net increase in cash and cash equivalents	**15.4**	(2.8)	**37.8**	(6.4)
Cash and cash equivalents at beginning of period	**120.8**	90.4	**103.7**	89.8
Effect of exchange rate fluctuations on cash held	**(2.2)**	1.6	**(7.5)**	5.8
Cash and cash equivalents at end of the period	**134.0**	89.2	**134.0**	89.2
Reconciliation of cash and cash equivalents				
Cash and cash equivalents shown in the balance sheet	**134.6**	90.4	**134.6**	90.4
Overdraft bank accounts included in borrowings	**(0.6)**	(1.2)	**(0.6)**	(1.2)
Cash and cash equivalents for cash flow statement purposes	**134.0**	89.2	**134.0**	89.2

Notes to the third quarter and nine months results announcement (unaudited)

1. Basis of preparation and accounting policies

The third quarter and nine months financial statements for Millennium & Copthorne Hotels plc ('the Company') to 30 September 2006 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in jointly controlled and associate entities.

The financial information presented in this third quarter and nine months results announcement has been prepared in accordance with the same accounting policies as the Group's statutory accounts for the year ended 31 December 2005.

Financial statements published by the Group during 2005, including the three and nine month periods to 30 September 2005, had applied an accounting policy of annual revaluation of hotel land and buildings which was consistent with the policy adopted under UK GAAP. For the financial statements for the year ended 31 December 2005, this policy was revised for better industry comparability. Now the Group states hotel land and buildings which have been previously revalued at depreciated deemed historic cost. This is their UK GAAP carrying value at 1 January 2004 including previous revaluations, subsequent additions at cost, less disposals, depreciation and impairment. As a result of this change and related adjustments for deferred taxation, previously reported net assets at 30 September 2005 of £1,343.8m have decreased by £23.8m to £1,320.0m.

The consolidated three and nine months financial statements do not include all of the information required to be included in full annual financial statements.

The comparative figures for the financial year ended 31 December 2005 have been extracted from the Group's statutory accounts for that financial year but do not constitute those accounts. Those accounts have been reported on by the Company's auditors and have been delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group for the financial year ended 31 December 2005 are available from the Company's website www.millenniumhotels.com

The third quarter and nine months financial statements were approved by the Board of Directors on 2 November 2006.

Notes to the third quarter and nine months results announcement (unaudited)

2. Segmental analysis

The following segmental analysis is not intended to be a full statutory disclosure.

	Third quarter ended 30 September 2006							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	24.0	31.6	21.6	22.9	43.1	9.6	-	152.8
Property operations	-	0.6	-	-	0.3	2.4	-	3.3
Total	24.0	32.2	21.6	22.9	43.4	12.0	-	156.1
Hotel gross operating profit	8.6	9.2	10.6	7.2	16.6	3.5	-	55.7
Hotel fixed charges*	(5.5)	(4.7)	(3.1)	(4.1)	(8.1)	(2.2)	-	(27.7)
Hotel operating profit	3.1	4.5	7.5	3.1	8.5	1.3	-	28.0
Property operations operating profit	-	-	-	-	0.3	0.9	-	1.2
Share of joint ventures and associates operating profit	-	-	-	-	3.6	-	-	3.6
Profit before central costs	3.1	4.5	7.5	3.1	12.4	2.2	-	32.8
Central costs	-	-	-	-	-	-	(3.5)	(3.5)
Headline operating profit	3.1	4.5	7.5	3.1	12.4	2.2	(3.5)	29.3

	Third quarter ended 30 September 2005							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	22.6	31.6	18.9	22.8	37.3	11.2	-	144.4
Property operations	-	0.7	-	-	0.4	1.1	-	2.2
Total	22.6	32.3	18.9	22.8	37.7	12.3	-	146.6
Hotel gross operating profit	7.6	8.2	8.7	7.1	12.7	4.1	-	48.4
Hotel fixed charges*	(3.9)	(4.3)	(3.2)	(4.0)	(5.2)	(2.3)	-	(22.9)
Hotel operating profit	3.7	3.9	5.5	3.1	7.5	1.8	-	25.5
Property operations operating profit	-	0.2	-	-	0.2	0.8	-	1.2
Share of joint ventures and associates operating profit	-	-	-	-	1.6	-	-	1.6
Profit before central costs	3.7	4.1	5.5	3.1	9.3	2.6	-	28.3
Central costs	-	-	-	-	-	-	(2.6)	(2.6)
Headline operating profit	3.7	4.1	5.5	3.1	9.3	2.6	(2.6)	25.7

Notes to the third quarter and nine months results announcement (unaudited)

2. Segmental analysis (continued)

9 months ended 30 September 2006

	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	73.0	88.9	60.8	70.8	124.9	32.7	-	451.1
Property operations	-	1.9	-	-	1.0	14.8	-	17.7
Total	73.0	90.8	60.8	70.8	125.9	47.5	-	468.8
Hotel gross operating profit	24.7	21.4	28.2	21.0	46.6	13.4	-	155.3
Hotel fixed charges*	(14.8)	(14.0)	(9.8)	(11.9)	(19.8)	(6.8)	-	(77.1)
Hotel operating profit	9.9	7.4	18.4	9.1	26.8	6.6	-	78.2
Property operations operating profit	-	0.3	-	-	0.6	4.9	-	5.8
Share of joint ventures and associates operating profit	-	-	-	-	8.4	-	-	8.4
Profit before central costs	9.9	7.7	18.4	9.1	35.8	11.5	-	92.4
Central costs	-	-	-	-	-	-	(11.1)	(11.1)
Headline operating profit	9.9	7.7	18.4	9.1	35.8	11.5	(11.1)	81.3

9 months ended 30 September 2005

	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	62.5	83.7	57.5	70.4	109.2	35.4	-	418.7
Property operations	-	1.9	-	-	1.1	5.9	-	8.9
Total	62.5	85.6	57.5	70.4	110.3	41.3	-	427.6
Hotel gross operating profit	19.1	17.8	27.3	21.3	38.7	14.3	-	138.5
Hotel fixed charges*	(9.5)	(13.1)	(10.1)	(12.6)	(16.0)	(7.1)	-	(68.4)
Hotel operating profit	9.6	4.7	17.2	8.7	22.7	7.2	-	70.1
Property operations operating profit	-	0.5	-	-	0.6	2.6	-	3.7
Share of joint ventures and associates operating profit	-	-	-	-	5.3	-	-	5.3
Profit before central costs	9.6	5.2	17.2	8.7	28.6	9.8	-	79.1
Central costs	-	-	-	-	-	-	(9.3)	(9.3)
Headline operating profit	9.6	5.2	17.2	8.7	28.6	9.8	(9.3)	69.8

*'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees.

Notes to the third quarter and nine months results announcement (unaudited)

3. Other operating income

	Third quarter ended 30 September 2006 £m	2005 £m	9 months ended 30 September 2006 £m	2005 £m
Profit on sale and leaseback of 3 Singapore hotels - Orchard Hotel, Copthorne Kings Hotel and M Hotel	10.1	-	10.1	-
Business interruption insurance proceeds	-	-	-	12.8
Profit on sale of former hotel operating assets	-	3.3	0.3	3.3
	10.1	3.3	10.4	16.1

4. Income tax expense

The £14.5m total income tax charge for the 9 months ended 30 September 2006 comprises a UK tax charge of £2.5m and an overseas tax charge of £12.0m (9 months ended 30 September 2005 a UK credit of £(1.4)m and overseas tax charge of £19.0m).

Income tax expense for the 9 month period presented is the expected tax payable on the taxable income for the period, calculated at the estimated average annual effective income tax rate applied to the pre-tax income of the period.

Taxation for the period comprises both the Group tax charge and the joint venture taxation charge which is included separately within the Group's share of joint venture profits (but disclosed on the face of the income statement).

The estimated annual effective rate applied to profit before tax excluding the Group's share of joint venture profits is 22.4%. For the 9 months ended 30 September 2005, excluding the Group's share of joint venture profits and also excluding the Millenium Hilton business interruption profit of £12.8m and the tax thereon of £6.0m, the Group's effective tax rate was 26.3%.

5. Earnings per share

	Third quarter ended 30 September 2006 £m	2005 £m	9 months ended 30 September 2006 £m	2005 £m
Basic				
Profit for period attributable to holders of the parent (£m)	25.9	12.4	49.6	35.8
Weighted average number of shares outstanding (m)	291.0	288.4	289.3	286.6
Basic earnings per share (pence)	8.9	4.3	17.1	12.5
Diluted				
Weighted average number of shares outstanding (m)	291.0	288.4	290.2	287.6
Diluted earnings per share (pence)	8.9	4.3	17.1	12.4
Adjusted earnings per share				
Profit for the period attributable to holders of the parent (£m)	25.9	12.4	49.6	35.8
Adjustment to exclude other operating income and impairment (net of tax) (£m)	(13.4)	(0.5)	(13.6)	(7.3)
Adjusted profit for the period attributable to holders of the parent (£m)	12.5	11.9	36.0	28.5
Weighted average number of shares outstanding (m)	290.7	290.2	289.3	286.6
Adjusted earnings per share (pence)	4.3	4.1	12.4	9.9

6. Dividends

Dividends have been recognised within equity as follows:

	Third quarter ended 30 September 2006 £m	2005 £m	9 months ended 30 September 2006 £m	2005 £m
Final ordinary dividend paid for 2005 of 5.62p (for 2004: 4.17p)	-	-	16.2	11.9
Interim ordinary dividend approved for 2006 of 2.08p (for 2005: 2.08p)	6.0	5.9	6.0	5.9
Total ordinary dividend paid/approved	6.0	5.9	22.2	17.8
Final special dividend paid for 2004 of 6.25p	-	-	-	17.9
	6.0	5.9	22.2	35.7

Notes to the third quarter and nine months results announcement (unaudited)

7. Statement of changes to total equity

	Third quarter ended 30 September		9 months ended 30 September	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Total recognised income and expense for the period	**3.4**	33.2	**(8.9)**	99.3
First time adoption of IAS 39	**-**	-	**-**	(5.4)
Dividends paid/payable to equity holders of the parent	**(6.0)**	(5.9)	**(22.2)**	(35.7)
Issue of shares in lieu of dividends	**-**	-	**8.9**	-
Dividends paid to minority interests	**-**	-	**(2.2)**	(2.1)
Transfer from share of associates	**-**	-	**-**	0.6
Share options exercised	**1.3**	0.4	**1.8**	1.8
Equity settled transactions	**0.1**	0.3	**0.5**	0.5
Net (decrease)/increase in total equity	**(1.2)**	28.0	**(22.1)**	59.0
Opening total equity	**1,356.9**	1,292.0	**1,377.8**	1,261.0
Closing total equity	**1,355.7**	1,320.0	**1,355.7**	1,320.0

APPENDIX 1: Key operating statistics (unaudited)

for the third quarter ended 30 September 2006

	Third quarter ended 30 September 2006 Reported Currency	Third quarter ended 30 September 2005 Constant Currency	Third quarter ended 30 September 2005 Reported currency
Occupancy %			
New York	87.1		85.5
Regional US	74.9		74.8
Total US	77.7		77.3
London	92.6		84.8
Rest of Europe	74.8		73.5
Total Europe	82.7		78.5
Asia	78.8		77.2
Australasia	62.1		62.1
Total Group	77.1		75.5
Average Room Rate (£)			
New York	136.68	125.83	131.43
Regional US	52.20	49.94	51.98
Total US	74.10	69.12	72.06
London	87.57	79.11	79.11
Rest of Europe	68.77	67.76	68.09
Total Europe	78.10	73.19	73.37
Asia	56.73	49.86	50.37
Australasia	36.64	37.80	43.25
Total Group	66.48	61.82	63.73
RevPAR (£)			
New York	119.05	107.58	112.37
Regional US	39.10	37.36	38.88
Total US	57.58	53.43	55.70
London	81.09	67.09	67.09
Rest of Europe	51.44	49.80	50.05
Total Europe	64.59	57.45	57.60
Asia	44.70	38.49	38.89
Australasia	22.75	23.47	26.86
Total Group	51.26	46.67	48.12
Gross Operating Profit Margin (%)			
New York	35.8		33.6
Regional US	29.1		25.9
Total US	32.0		29.2
London	49.1		46.0
Rest of Europe	31.4		31.1
Total Europe	40.0		37.9
Asia	38.5		34.0
Australasia	36.5		36.6
Total Group	36.5		33.5

For comparability the 30 September 2005 Average Room Rate and RevPAR have been translated at 30 September 2006 exchange rates.

APPENDIX 2: Key operating statistics (unaudited)

for the nine months ended 30 September 2006

	9 months ended 30 September 2006 Reported Currency	9 months ended 30 September 2005 Constant Currency	9 months ended 30 September 2005 Reported currency
Occupancy %			
New York	86.3		83.7
Regional US	68.8		68.2
Total US	72.9		71.8
London	87.6		84.8
Rest of Europe	73.6		72.8
Total Europe	79.8		78.2
Asia	75.3		73.3
Australasia	68.1		68.1
Total Group	74.5		73.2
Average Room Rate (£)			
New York	136.12	122.02	119.86
Regional US	51.63	50.07	49.19
Total US	74.75	69.24	68.02
London	83.34	79.29	79.29
Rest of Europe	70.81	69.70	69.77
Total Europe	76.91	74.32	74.35
Asia	59.33	53.42	51.30
Australasia	39.57	39.89	43.02
Total Group	67.05	62.97	62.41
RevPAR (£)			
New York	117.47	102.13	100.32
Regional US	35.52	34.15	33.55
Total US	54.49	49.71	48.84
London	73.01	67.24	67.24
Rest of Europe	52.12	50.74	50.79
Total Europe	61.37	58.12	58.14
Asia	44.68	39.16	37.60
Australasia	26.95	27.17	29.30
Total Group	49.95	46.09	45.68
Gross Operating Profit Margin (%)			
New York	33.8		30.6
Regional US	24.1		21.3
Total US	28.5		25.2
London	46.4		47.5
Rest of Europe	29.7		30.3
Total Europe	37.4		38.0
Asia	37.3		35.4
Australasia	41.0		40.4
Total Group	34.4		33.1

For comparability the 30 September 2005 Average Room Rate and RevPAR have been translated at 30 September 2006 exchange rates.